Domar Exotic Furnishings Inc.
                                1624 Tioga Trail
                              Winter Park, FL 32789
                              Phone: (407) 650-2723

September 21, 2006


U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
Mr. John D. Reynolds
Assistant Director
Mail Stop 3561
Washington, DC 20549

Re: Domar Exotic Furnishings Inc.
    Registration Statement on Form SB-2
    Amendment No. 1 Filed August 23, 2006
    File Number:  333-136247

Dear Mr. Reynolds:

This letter shall serve as the request of Domar Exotic Furnishings Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Monday, September 25, 2006, 12:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,


/s/ Maureen Doyle Sieck
---------------------------------
Maureen Doyle Sieck, President